

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
OPERATIONS SUPPORT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Financial Statements and Supplemental Schedule

Year ended December 31, 2011

Contents



Mitchell & Titus, LLP
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Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation
Operations Support Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Operations Support Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, DC
June 22, 2012

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Statements of Net Assets Available for Benefits

	December 31, 2011	2010
	(In thousands)	
Assets		
Interest in Lockheed Martin Corporation Defined Contribution Plans Master Trust	$ 324,555	$ 628,782
Contribution receivables:		
Participant	173	145
Lockheed Martin Corporation	29	28
Notes receivable from participants	10,271	12,194
Total assets	335,028	641,149
Liabilities		
Administrative expenses payable	50	110
Net assets reflecting investments at fair value	334,978	641,039
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,110)	(1,801)
Total net assets available for benefits	$ 333,868	$ 639,238

See accompanying notes to financial statements.

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Statement of Changes in Net Assets Available for Benefits

	Year ended December 31, 2011
	(In thousands)
Net assets available for benefits at beginning of year	$ 639,238
Additions to net assets:	
Contributions:	
Participant	9,047
Rollover	161
Lockheed Martin Corporation	1,861
Total contributions	11,069
Interest income on notes receivable from participants	511
Total additions	11,580
Deductions from net assets:	
Net investment loss from participation in Lockheed Martin Corporation Defined Contribution Plans Master Trust	8,346
Distributions and withdrawals	72,849
Administrative expenses	551
Total deductions	81,746
Change in net assets	(70,166)
Transfers to other plan	235,204
Net assets available for benefits at end of year	$ 333,868

See accompanying notes to financial statements.

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the Lockheed Martin Corporation Operations Support Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is defined contribution plan covering all full-time employees and eligible part-time employees of certain business units of Lockheed Martin Corporation (Lockheed Martin or the Corporation). Employees in participating business units who are scheduled to work 20 hours or more per week are immediately eligible to participate in the Plan. Employees scheduled to work less than 20 hours per week become eligible to participate on the date they complete a year of service (as defined) or the date the contract or subsidiary with respect to which they are employed becomes covered by the Plan.

The assets of the Plan, excluding the receivables, are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING. Lockheed Martin is the Plan Sponsor and the Plan Administrator.

Effective January 1, 2010, most salaried employees stopped participating in the Plan and began participating in the Lockheed Martin Corporation Salaried Savings Plan (SSP). Effective September 30, 2011, most employees who were participating in the SSP and had account balances in the Plan had their account balances transferred to the SSP. Account balances of employees with outstanding unpaid loans in the Plan were not transferred; however, these account balances are subject to transfer to the SSP in the event such loans are repaid. During 2011, assets of the Plan in amount of $235,204,000 were transferred to the SSP.

The Plan includes an Employee Stock Ownership Plan (ESOP) feature. Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Lockheed Martin Stock Fund may be reinvested in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be reinvested in the participant's account. In order for dividends to be distributed to a participant, the participant's balances in the Corporation's stock must be held under the Lockheed Martin Stock Fund on the record date of the dividend. Any distribution of dividends to a participant must not occur later than 90 days following the plan year in which the dividend was paid.

1. Description of the Plan (continued)

Contributions

Eligible employees are automatically enrolled in the Plan at a rate of 3% of their eligible compensation in before-tax contributions. The Plan has an auto-escalation feature whereby contributions for those automatically enrolled are increased 1% each year, up to 6%. The Plan allows participants to make contributions on a before-tax, after-tax, or Roth 401(k) basis. Each year, participants can make contributions of up to 25% of the employee's eligible compensation, subject to regulatory limitations. The Corporation may provide a contribution of up to 6% of participant's base salary, depending on the participant's business unit and/or the contract on which the participant works. Additionally, the Corporation may make a discretionary contribution on behalf of each participant in an amount determined based upon the profitability of the particular contract on which the participant works. The amount of this contribution is determined annually by the Corporation. Employer contributions are immediately 100% vested.

Participant and employer contributions may be invested in one or more of the available investment funds at the participant's election. Participants may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Amounts that are transferred out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they are eligible to be transferred into the Government Short Term Fund, the Treasury Inflation-Protected Securities (TIPS) Fund, or the Self-Managed Account (SMA). Participants may make an unlimited number of transfers out of the Lockheed Martin Stock Fund or the ESOP Fund.

An option available to participants is the SMA, whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the Plan at the participant's direction. No investment contribution may be made directly to the SMA. A participant's initial transfer to the SMA must be at least $3,000, and subsequent transfers must be at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching and discretionary contributions, and the investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Notes Receivable from Participants

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50% of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive his or her account balance through a number of payout options. A participant is entitled to their account balance at the time his or her employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the terms of collective bargaining agreements. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared based on the accrual basis of accounting.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for additional disclosure of fair value measurements. Investment transactions in the Master Trust are recorded on a trade-date basis.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gain/loss on investments bought and sold as well as held during the year are included in net investment gain from the Master Trust on the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plan either on a pro rata basis or directly if specifically related to the Plan. Other indirect administrative expenses are paid by the Corporation.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

Effective with the Plan's 2011 financial statements, the Plan adopted new guidance issued by the Financial Accounting Standards Board (FASB) which requires the presentation of purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 assets.

In May 2011, the FASB issued amended guidance to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan's management is currently evaluating the impact that the amended guidance will have on the Plan's financial statements.

3. Reconciliation of Financial Statements to Form 5500

The Plan's interest in the Master Trust on the Statement of Net Assets Available for Benefits exceeded the related amount on the Form 5500 as of December 31, 2011 and 2010 by $1,110,000 and $1,801,000, respectively, due to the adjustment from fair value to contract value for fully benefit responsive investment contracts.

The Plan's interest in the net investment loss from the participation in the Master Trust reported in the financial statements is $10,000 less than the amount reported on Form 5500 for the year ended December 31, 2011. Administrative expenses reported in the financial statements are $501,000 less than the amounts reported on Form 5500 and interest income on notes receivable from participants is $511,000 less than the amounts reported on Form 5500 for the year ended December 31, 2011. These differences arose from the classification of certain administrative expenses and interest income, which are included in the net investment gain in the Master Trust for Form 5500 reporting purposes.

4. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Corporation by letter dated July 20, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

4. Income Tax Status (continued)

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2004.

5. Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

The Master Trust invests in common stock of the Corporation, the plan sponsor. The Master Trust held 51,897,215 and 60,245,827 shares of the Company's common stock as of December 31, 2011 and 2010, respectively. Dividends earned by the Master Trust on the Company's common stock were $176,762,000 for the year ended December 31, 2011.

The Master Trust invests in certain investments that are sponsored by State Street, the Trustee. These investments include the following: S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, and MSCI EAFE Indexed Equity Fund.

Prior to July 1, 2011, ING Clarion Real Estate Securities, L.P. managed certain investments in the Target Date Funds. ING Clarion Real Estate Securities, L.P. was a wholly owned subsidiary of ING Group and was, therefore, a party-in-interest. ING Clarion Real Estate Securities, L.P. was acquired by CB Richard Ellis Group on July 1, 2011, doing business as CBRE Clarion Securities LLC.

6. Master Trust

General

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund and other investment options in which the Plan invests daily. The Plan's interest in the Master Trust's net assets as of December 31, 2011 and 2010 was 1.49% and 2.92%, respectively.

The Master Trust invests in a Stable Value Fund that contains the following components: a managed separate account paired with the wrap contract to create a synthetic guaranteed investment contract (GIC), and two common/collective trusts (CCTs), consisting of State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the Invesco Institutional N.A., Inc. Group Trust Fund Retirement Savings (Invesco-CCT). The Stable Value Fund investment components provide the Master Trust with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive, as well as a significant investment in a Short-Term Investment Fund or a Government Short-Term Investment Fund.

A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. Contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

6. Master Trust (continued)

General (continued)

The following table summarizes the adjustments from fair value to contract value related to fully benefit-responsive investment contracts included in the Stable Value Fund:

	2011			2010		
Type	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
	(In thousands)			(In thousands)		
SSGA - -CCT	$ 736,195	$ 82	$ (2,179)	$ 688,390	N/A	$ 9,460
Invesco -CCT	$ 1,817,045	$ 455	$ (72,481)	$ 1,576,089	$ 1,867	$ (71,151)

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrap contract in the managed separate accounts purchased from certain banks and insurance companies credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

6. Master Trust (continued)

General (continued)

The Master Trust invests in a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, that is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. Occasionally, the fund may invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2011 and 2010, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are used to pay certain expenses related to participant accounts.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plan that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or the Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the Short Term Investment Fund or the Government Short-Term Investment Fund portion of the Stable Value Fund, as appropriate. The Lockheed Martin stock funds may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2011 and 2010, there were no such advances payable to the Corporation.

Fair Value of Assets

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

6. Master Trust (continued)

Fair Value of Assets (continued)

The fair value hierarchy established in the standard prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

6. Master Trust (continued)

Fair Value of Assets (continued)

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2011 and their appreciation (depreciation) for the year ended December 31, 2011:

	Level 1	Level 2	Level 3	Total	Appreciation (Depreciation)
			(In thousands)		
Cash and cash equivalents	$ 959,819	$ -	$ -	$ 959,819	$ 23
Equity:					
U.S. equity securities	2,373,144	-	-	2,373,144	173,120
U.S. equity securities - Lockheed Martin	4,201,589	-	-	4,201,589	404,634
International equity securities	283,363	454	-	283,817	(75,983)
Commingled equity funds	2,165,399	5,311,893	-	7,477,292	(428,956)
Fixed income:					
Corporate debt securities	-	99,242	-	99,242	806
U.S. Government securities	-	1,875,380	-	1,875,380	49,181
Other fixed income securities	4,361	4,539,437	-	4,543,798	141,514
Alternative investments:					
Wrap contracts	-	-	537	537	-
Total Investment Assets at Fair Value	$ 9,987,675	$ 11,826,406	$ 537	$ 21,814,618	$ 264,339
Unsettled trades, net				(10,757)	
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(74,660)	
Total net assets				$ 21,729,201	

Interest and dividend income for the year ended December 31, 2011 was $420,352,000.

6. Master Trust (continued)

Fair Value of Assets (continued)

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash and cash equivalents	$ 843,188	$ -	$ -	$ 843,188
Equity:				
U.S. equity securities	2,492,214	-	-	2,492,214
U.S. equity securities - Lockheed Martin	4,218,093	-	-	4,218,093
International equity securities	417,625	1,365	-	418,990
Commingled equity funds	2,580,991	5,229,164	-	7,810,155
Fixed income:				
Corporate debt securities	-	71,017	-	71,017
U.S. Government securities	-	1,708,697	-	1,708,697
Other fixed income securities	4,074	3,953,568	-	3,957,642
Alternative investments:				
Wrap contract	-	-	1,867	1,867
Total Investment Assets at Fair Value	$ 10,556,185	$ 10,963,811	$ 1,867	$ 21,521,863
Unsettled trades, net				(4,101)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts				(61,691)
Total net assets				$ 21,456,071

The fair value of the wrap contracts of $537,000 and $1,867,000 at December 31, 2011 and 2010, respectively, are considered Level 3 investments due to certain unobservable inputs as described below. The change in the fair value in the amount of $1,330,000 is due to unrealized gains and losses.

The Master Trust recognizes transfers between the Levels 1, 2, and 3 fair value classifications as of the date of the change in circumstances that causes the transfer. During 2011, there were no significant transfers between Levels 1, 2, and 3.

6. Master Trust (continued)

Valuation Techniques

Cash equivalents are mostly comprised of short-term money-market instruments and are valued at cost, which approximates fair value.

U.S. equity securities and international equity securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. International equity securities categorized as Level 2 are not traded on an active exchange, or if the closing price is not available, the trustee obtains corroborated, indicative quotes from a pricing vendor, broker, or investment manager.

Commingled equity funds are public investment vehicles valued using the Net Asset Value (NAV) provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (*e.g.* purchases or sales activity).

Other fixed income securities categorized as Level 1 are traded on active national and international exchanges and are valued at their closing prices on the last trading day of the year. Corporate debt securities, U.S. Government securities, and other fixed income securities categorized as Level 2 are valued by the trustee using pricing models that use verifiable observable market data (*e.g.* interest rates and yield curves observable at commonly quoted intervals), bids provided by brokers or dealers, or quoted prices of securities with similar characteristics.

Other fixed income securities in the Master Trust categorized as Level 2 also include a Stable Value Fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions. The fair value of the fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.

Guaranteed investment contract: Individual assets of the synthetic GIC categorized as Level 2 are valued at representative quoted market prices. The fair value of the wrap contracts associated with the synthetic GIC is categorized as Level 3 and is determined using the income approach methodology. Each wrap contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

6. Master Trust (continued)

Valuation Techniques (continued)

Commodities are traded on an active commodity exchange and are valued at their closing prices on the last trading day of the year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Supplemental Schedule

Lockheed Martin Corporation
Operations Support Savings Plan (033)

Employer Identification Number 52-1893632, Plan Number 033

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Notes receivable from participants*	Interest rates ranging from 3.25% to 10.50%; varying maturities	-	$ 10,271

* Party-in-interest for which a statutory exemption applies.

20410-0587179-MCL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Operations Support Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date June 22, 2012

by: 

Dave Filomeo, Vice President, Total Rewards & Performance Management

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-162716, 333-146963, 333-113770, 333-58069, and 333-37069) pertaining to Lockheed Martin Corporation Operations Support Savings Plan of our report dated June 22, 2012, with respect to the financial statements and supplemental schedule of the Lockheed Martin Corporation Operation Support Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Mitchell & Titus, LLP

Washington, DC
June 22, 2012